NewsRelease

TransCanada to Host Investor Day in Toronto and New York

CALGARY, Alberta – November 14, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold its annual Investor Day on Wednesday, November 16 in Toronto and Thursday, November 17 in New York.

Members of TransCanada's senior executive will provide an update on TransCanada’s operations, recent developments and strategic outlook.

The following senior executives will be speaking:

·	Russ Girling, President and Chief Executive Officer
·	Alex Pourbaix, President, Energy and Oil Pipelines
·	Greg Lohnes, President, Natural Gas Pipelines
·	Don Marchand, Executive Vice-President and Chief Financial Officer
·	Don Wishart, Executive Vice-President, Operations and Major Projects

The November 16 Investor Day in Toronto will be webcast, starting at 8 a.m. eastern standard time (EST), 6 a.m. mountain standard time (MST) and is available through TransCanada's Investor Centre at www.transcanada.com/eventspresentations.html. A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ and follow us on Twitter @TransCanada.

Forward-Looking Information
This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules (including anticipated construction and completion dates), operating and financial results and expected impact of future commitments and contingent liabilities, including future abandonment costs. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, outcomes of litigation and arbitration proceedings, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise specified, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/ Lee Evans	(403) 920-7911 (800) 361-6522